

15025917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

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RECEIVED
MAR 2 4 2015
WASH. D.C. 201

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER

8- 66968

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.E. Private Client Advisors, Ltd.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___790 North Main Street___
                                    (No. and Street)

___Providence___   ___RI___   ___02904___
       (City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Sergio DeCurtis___   ___(401) 274-5001 X330___
                                         (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___David P. Krekorian CPA, MST; David P. Krekorian CPA LTD___
                (Name – *if individual, state last, first, middle name*)

___1615 Pontiac Avenue___   ___Cranston___   ___RI___   ___02920___
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Sergio DeCurtis_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___N.E. Private Client Advisors, Ltd._____, as of ___December 31_____, 20__14__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

CEO   3/19/2015

_____

Title

_____
Notary Public

This report **contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- n/a ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- n/a ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

*Exempt under Rule 15c-3-3(k)1



N.E. Private Client Advisors, Ltd.

Financial Statements

For the Year Ended
December 31, 2014

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@DPKCPA.NET

Table of Contents

	Page
Independent Auditors' Report	1-2
Balance Sheet	3
Statement of Income	4
Statement of Changes in Retained Earnings	5
Statement of Cash Flows	6
Notes to Financial Statements	7-10
Supplementary Information	11-13
Independent Registered Public Accounting Firm Review Report on Exemption	14-16
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	17-21


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sergio DeCurtis, President
N. E. Private Client Advisors, Ltd
Providence, RI

I have audited the accompanying statement of financial condition of N. E. Private Client Advisors, Ltd (the Company), as of December 31, 2014 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.E. Private Client Advisors, Ltd (the Company), as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.



The Supplementary Information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of N.E. Private Client Advisors, Ltd's (the Company) financial statements. The Supplementary Information is the responsibility of N.E. Private Client Advisors, Ltd's (Company) management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information including its form and content is presented in conformity with 17 C.F.R. 240.17a-5.

In my opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Cranston, RI
February 24, 2015

N.E. Private Client Advisors, Ltd.
Balance Sheet
December 31, 2014

ASSETS

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT ASSETS:			
Cash	$ 507,209	$ 0	$ 507,209
12b(1) fees receivable	0	52,062	52,062
Commissions receivable	0	10,247	10,247
TOTAL CURRENT ASSETS	507,209	62,309	569,518
TOTAL ASSETS	$ 507,209	$ 62,309	$ 569,518

LIABILITIES AND STOCKHOLDER'S EQUITY

	ALLOWABLE	NON-ALLOWABLE	TOTAL
CURRENT LIABILITIES:			
Accrued expenses	$ 4,166	$ 0	$ 4,166
TOTAL CURRENT LIABILITIES	4,166	0	4,166
STOCKHOLDER'S EQUITY:			
Common stock, $ .01 par value, 8,000 shares authorized, 100 shares issued and outstanding	1	0	1
Additional paid in capital	99,999	0	99,999
Retained earnings	403,043	62,309	465,352
TOTAL STOCKHOLDER'S EQUITY	503,043	62,309	565,352
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 507,209	$ 62,309	$ 569,518

See Independent Auditors' Report and Accompanying Notes to Financial Statements

REVENUES:

Securities commissions	$	58,474
12b-1 commissions		610,947
Interest income		247
TOTAL REVENUE		669,668

EXPENSES:

Compliance expense	1,800
Insurances	1,111
Office expenses	5,610
Officer compensation	70,000
Payroll	162,172
Payroll taxes	20,719
Pension expense	194,750
Professional fees	8,052
Regulartory fees	3,205
Rent	24,000
Taxes	500
Telephone	3,000
TOTAL EXPENSES	494,919
NET INCOME	$ 174,749

Retained earnings, beginning of year	$	540,603
Net income		174,749
Less: stockholder distributions		(250,000)
Retained earnings, end of year	$	465,352

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	174,749
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase (decrease) in cash from changes		
in assets and liabilities:		
12b(1) fees receivable		10,653
Commissions receivable		(4,211)
Accrued expenses		(1,100)
TOTAL ADJUSTMENTS		5,342
NET CASH PROVIDED BY OPERATING ACTIVITIES		180,091
CASH FLOWS USED IN FINANCING ACTIVITIES:		
Stockholder's distributions		(250,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(69,909)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		577,118
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	507,209

1. Business Activity

   Operated as a corporation organized as of August 20, 2004 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 136058) along with placement of variable annuities and variable life insurance policies. The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The majority of activity arises from New England.

2. Summary of Significant Accounting Policies

   This summary of significant accounting policies of N.E. Private Client Advisors, Ltd. is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

   Handling Customers' Funds

   Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the Company. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

   Cash and Cash Equivalents

   The Company considers its money market fund accounts to be cash equivalents. The money market fund's 30 day yield was 0% at December 31, 2014.

   Amounts Receivable

   Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2013. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2014. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

   Revenue Recognition

   Commission income from securities transactions and investment longevity fees (12b-1) are recorded on a trade date basis, or when earned.

See independent auditors' report.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

Under the provisions of Subchapter S of the Internal Revenue Code (Sec. 1363), the Company does not pay federal and state corporate income taxes. Instead, each shareholder of an S corporation separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit in his tax year in which the Company's tax year ends (Code Sec. 1366).

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2014, the Company had a net capital of $503,043, which was $497,043 in excess of its required net capital of $5,000. At December 31, 2014, the Company's percentage of aggregate indebtedness to net capital was 0.83%.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(1).

4. Related Party Transaction

The Company rents its shared office space from an affiliate on a month-to-month basis and shares other expenses. During 2014, the Company incurred shared expenses of $24,000 in rent, $3,000 in telephone expense, and $4,800 in office expenses. During 2014, the Company paid the affiliate $31,800 for these shared expenses.

5. Pension Plan

Effective January 1, 2008, the Company instituted a 401(k) Profit Sharing Safe Harbor Pension Plan. The Company contributes 3% of gross wages for all eligible participants. Under this plan employees may also elect wage deferrals. Employees must be 21 years old, complete one year of service and have worked 1,000 hours in a year to be eligible to participate. For 2014, the Company made a contribution of $42,901.

See independent auditors' report.

5. Pension Plan (continued)

Effective January 1, 2011, the Company amended its qualified retirement plan by adopting a cash balance contribution plan, in addition to the existing 401(k) profit sharing plan. As of December 31, 2014, the Company had contributed $151,680 to fully fund this plan.

The following sets forth the plan's funded status at December 31, 2014:

Participants:	
Active	4
Terminated vested	0
Retired	0
Total	4
Funding target attainment percent	193.94%
Target normal cost	$ 70,825
Minimum required contribution	$ 0
Maximum tax-deductible contribution	$151,680
Employer contribution	$151,680
Plan participants' contributions	$ 0
Market value of assets	$437,508

Eligibility requirements:

Service – one year
Age – 21
Vesting – 100% after 3 years

6. Commitment and Contingency

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at December 31, 2014. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the creditworthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. Accounting for Uncertainty in Income Taxes

The Company internally monitors its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The Company is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow through to its shareholder. The 2011, 2012, 2013 and 2014 tax returns remain subject to examination by major tax jurisdictions.

8. Subsequent Events

The Company has evaluated subsequent events through February 24, 2015, which is the date the financial statements were available to be issued.

See independent auditors' report.

Supplementary Information

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
N.E. Private Clients Advisors, Ltd.	as of	12/31/14

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition .... $ 565,352 [3480]
2. Deduct ownership equity not allowable for Net Capital .... ( ) [3490]
3. Total ownership equity qualified for Net Capital .... 565,352 [3500]
4. Add:
  A. Liabilities subordinated to claims of general creditors allowable in computation of net capital .... [3520]
  B. Other (deductions) or allowable credits (List) .... [3525]
5. Total capital and allowable subordinated liabilities .... $ 565,352 [3530]
6. Deductions and/or charges:
  A. Total non-allowable assets from
    Statement of Financial Condition (Notes B and C) .... $ 62,309 [3540]
  B. Secured demand note deficiency .... [3590]
  C. Commodity futures contracts and spot commodities-
    proprietary capital charges .... [3600]
  D. Other deductions and/or charges .... [3610] (62,309) [3620]
7. Other additions and/or allowable credits (List) .... [3630]
8. Net Capital before haircuts on securities positions .... $ 503,043 [3640]
9. Haircuts on securities (computed, where applicable,
  pursuant to 15c3-1(f)) :
  A. Contractual securities commitments ....$ [3660]
  B. Subordinated securities borrowings .... [3670]
  C. Trading and investment securities:
    1. Exempted securities .... [3735]
    2. Debt securities .... [3733]
    3. Options .... [3730]
    4. Other securities .... [3734]
  D. Undue concentration .... [3650]
  E. Other (List) .... [3736] ( ) [3740]
10. Net Capital .... $ 503,043 [3750]

OMIT PENNIES

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2014. The differences are immaterial.

Schedule I

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
N.E. Private Client Advisors, Ltd.	as of	12/31/14

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 278	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 498,043	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 497,043	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 4,166	3790
17. Add:			
A. Drafts for immediate credit .... $	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited .... $	3810		
C. Other unrecorded amounts (List) .... $	3820	$	3830
19. Total aggregate indebtedness		$ 4,166	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) .... %		0.83%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) .... %			3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT
Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2014. The differences are immaterial.

Schedule II

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of N. E. Private Clients Advisors, Ltd

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17- c- 5, in which (1) N. E. Private Clients Advisors, Ltd identified the following provisions of 17 C.F.R. §15c3-3(k) under which N. E. Private Clients Advisors, Ltd claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) N. E. Private Clients Advisors, Ltd) stated that N. E. Private Clients Advisors, Ltd met the identified exemption provisions throughout the most recent fiscal year without exception. N. E. Private Clients Advisors, Ltd's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about N. E. Private Client Advisors, Ltd's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cranston, Rhode Island

February 24, 2015

 MEMBER OF THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS & RI SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
America Counts on CPAs℠

N.E. Private Client Advisors, Ltd.
Exemption Report
December 31, 2014

N.E. Private Client Advisors, Ltd (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. S240.17a-5(d)(1) and (4), Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. S 240.17a-5(d) (1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. S 240.15c3-3(k)(1)(the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year, January 1, 2014 to December 31, 2014.

N.E. PRIVATE CLIENT ADVISORS, LTD

By:
Managing Member

February 24, 2015

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

DAVID KREKORIAN CPA LTD

1615 PONTIAC AVENUE
CRANSTON, RI 02920
PHONE: (401) 463-3003
FAX: (401) 463-5563
DAVE@KREKORIAN.COM

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder
N. E. Private Client Advisors, Ltd
Providence, RI

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SPIC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by N. E. Private Client Advisors, Ltd and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc and SIPC, solely to assist you and the other specified parties in evaluating N. E. Private Clients Group, Ltd and Subsidiary's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). N. E. Private Advisors, Ltd's management is responsible for the Private Clients Advisors, Ltd's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purposes. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as evidenced by the bank statement noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014; I noted no net difference.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers produced from accounting records noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.
5. Compared amount of any overpayment to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2015

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
13*13**********1478*********************MIXED AADC 220
066968   FINRA   DEC
N E PRIVATE CLIENT ADVISORS LTD
790 N MAIN ST
PROVIDENCE RI 02904-5706
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Sergio DeCurtis 401-497-0760

2. A. General Assessment (item 2e from page 2) .... $ 37.77

   B. Less payment made with SIPC-6 filed (exclude interest) .... (18.25)

       Date Paid

   C. Less prior overpayment applied .... (19.52)

   D. Assessment balance due or (overpayment) 0

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ....

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ 0

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) .... $ 0

   H. Overpayment carried forward .... $(53.23)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

N.E. Private Client Advisors, Ltd.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 24 day of Feb , 20 15 .

CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 669,422

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

    (2) Net loss from principal transactions in securities in trading accounts.   —

    (3) Net loss from principal transactions in commodities in trading accounts.   —

    (4) Interest and dividend expense deducted in determining item 2a.   —

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

    (7) Net loss from securities in investment accounts.   —

         Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   654,313

    (2) Revenues from commodity transactions.   —

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   —

    (4) Reimbursements for postage in connection with proxy solicitation.   —

    (5) Net gain from securities in investment accounts.   —

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   —

    _____
    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____   —

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____   —

         Enter the greater of line (i) or (ii)   —

         Total deductions   —

2d. SIPC Net Operating Revenues $ 15,109

2e. General Assessment @ .0025 $ 37.77

(to page 1, line 2.A.)

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